FORM C Electronic Signature on Behalf of InstaParty, LLC.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

InstaParty, LLC.

By:

_____ 1/13/17

Signature

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

LIAM HAYDEN
_____
Print Name
CEO, Principal Financial Officer/Treasurer, Principal Accounting Officer/Comptroller

_____
Signature
CEO, Principal Financial Officer/Treasurer, Principal Accounting Officer/Comptroller

1/13/17
_____
Date

Financial Certification

I, Liam Hayden, certify that:

1) The financial statements of Instaparty, LLC included in this Form are true and complete in all material respects; and
2) The tax return information of Instaparty, LLC included in this Form reflects accurately the information reported on the tax return for Instaparty, LLC filed for the fiscal year ended 12/31/2016.

_____ 1/13/17
Signature
CEO